Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海国际控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

DATE OF BOARD MEETING

The board (the “Board”) of directors (the “Directors”) of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”, and together with its subsidiaries, the “Group”) hereby announces that a meeting of the Board will be held on Wednesday, May 21, 2025 (Hong Kong Time), for the purposes of, considering and approving the unaudited financial results of the Group for the three months ended March 31, 2025 (the “Q1 Results”) and its publication.

The Group will announce the Q1 Results on the website of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) at www.hkexnews.hk after the trading hours of the Stock Exchange on the same day.

Following the announcement of the Q1 Results, the Company’s management will host a Chinese language earnings conference call on Wednesday, May 21, 2025, at 8:00 p.m., Hong Kong Time (i.e. May 21, 2025, at 8:00 a.m., U.S. Eastern Time).

To join the conference call, please register in advance of the conference call through the link provided below. Upon registration, you will be provided with participant dial-in numbers and a personal passcode.

Registration link (Chinese only):

https://register-conf.media-server.com/register/BI8fad8f33e5b6424ba9b8696920e60ae8

A live webcast of the conference call will be available in both English and Chinese. Participants may access the webcast using the following links:

Chinese: https://edge.media-server.com/mmc/p/y9n5q59y/lan/zhs

English: https://edge.media-server.com/mmc/p/y9n5q59y

Additionally, an archived webcast of this conference call will be available at the Company’s investor relations website at http://ir.superhiinternational.com.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairlady

Singapore, May 9, 2025

As of the date of this announcement, the Board comprises Ms. SHU Ping as the chairlady and non-executive Director, Ms. June YANG Lijuan, Mr. LI Yu and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.

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